FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Front Line Management Modifications

Appointments of New Market Relations Officers

Buenos Aires, September 27th 2022

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Front Line Management Modifications, Appointments of New Market Relations Officers.

With due consideration:

We hereby inform you in our capacity as proxies of Banco BBVA Argentina S.A. that the Board of Directors decided at its meeting held today, to make modifications within the Front Line Management.

In this regard, the Board had acknowledged of Mr. Ernesto Ramón Gallardo, Finance Director cessation, and consequently appointed Mrs. Carmen Morillo Arroyo to perform his duties.

In addition, and in accordance with the provisions set forth in Section 99 paragraph a) of Capital Market Law 26.831, it appointed Mrs. Carmen Morillo Arroyo and Mr. Eduardo González Correas as Heads of Relations with the Market and Industry and Mrs. Inés Lanusse and Gabriela Valdez as deputies respectively.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: September 27th, 2022	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer